Exhibit 99.1

Wearable Devices Appoints Tamar Fleisher as Chief Operating Officer

YOKNEAM ILLIT, Israel, January 4, 2023 -- Wearable Devices Ltd. (Nasdaq Capital Market: WLDS, WLDSW) (“Wearable Devices” or the “Company”), a growth company developing non-invasive neural input interface technology for both B2B and B2C consumer electronic customers, today announced that it has expanded its leadership team with the appointment of Tamar Fleisher as Wearable Devices’ new Chief Operating Officer.

As COO, Ms. Fleisher will lead and scale the Company’s global business operations with the primary responsibility of accelerating operational performance and managing the Company’s manufacturing and production processes for the Mudra Band, the Company’s B2C product. Ms. Fleisher will report directly to Wearable Device’s Chief Executive Officer and Co-Founder, Asher Dahan.

“We are pleased to welcome Tamar to the Wearable Devices team,” Asher Dahan, Chief Executive Officer of Wearable Devices, commented. “Tamar brings over a decade of experience in designing and managing product design teams. She has a proven ability with a large scope and is known for her empathetic, people-centric leadership approach, deep understanding of customers, and dedication to building high performing teams, and we look forward to benefiting from her experience and business acumen.”

Ms. Fleisher, who has collaborated in the past with the Company, has over a decade of experience leading various product and business functions in fast-growing consumer and industrial companies. Prior to joining Wearable Devices, she was the Chief Operating Officer and Director of Product Management at Serenno Medical, a healthcare company with a pioneering technology to improve acute kidney injury and fluid management, Director of Product Management at StemRad, a world leader in the provision of personal radiation protection solutions and technology, and General Manager and Head of Design & Engineering at Librus Design, a company specializing in the design and engineering of plastic products, in addition to various other product development and design roles.

“Wearable Devices is a recognized leader in neural input interface technology, and their products are an essential part of defining how people will interact with their digital devices and the Metaverse,” said Ms. Fleisher. “The Company is at a crucial point in its growth trajectory, and I am excited to join Asher and the management team as we write the next chapter of how humans interact with computers by setting the input standard for the Metaverse and shaping the interactions between the physical and digital worlds.”

About Wearable Devices Ltd.

Wearable Devices Ltd.is a growth company developing a non-invasive neural input interface technology in the form of a wrist wearable band for controlling digital devices using subtle finger movements. Our company’s vision is to create a world in which the user’s hand becomes a universal input device for touchlessly interacting with technology, and we believe that our technology is setting the standard input interface for the Metaverse. Since our technology was introduced to the market, we have been working with both Business-to-Business and Business-to-Consumer customers as part of our push-pull strategy. Combining our own proprietary sensors and Artificial Intelligence algorithms into a stylish wristband, our Mudra platform enables users to control digital devices through subtle finger movements and hand gestures, without physical touch or contact. For more information, visit https://www.wearabledevices.co.il/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss that we are at a crucial point in our growth trajectory, and our products are an essential part of defining how people will interact with their digital devices and the Metaverse. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to close the offering of the securities; our use of proceeds from the offering; the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the  preliminary prospectus dated November 14, 2022 and our other filings with the Securities and Exchange Commission. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Contact:

John Nesbett/Jennifer Belodeau
IMS Investor Relations
203.972.9200
wearabledevices@imsinvestorrelations.com